

07008252



SEC MAIL
PROCESSING
RECEIVED
AUG 2 9 2007
WASH. D.C.
186
SECTION


UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 38945 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING July 1, 2006 (MM/DD/YY) AND ENDING June 30, 2007 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Joseph Matthews & Co., Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

169 Main Street
(No. and Street)

Staten Island, NY 10307-1226
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joseph Quattrocchi 718-966-5700
(Area Code - Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rosenberg Rich Baker Berman & Company
(Name – *if individual, state last, first, middle name*)

380 Foothill Road, Bridgewater, NJ 08807
(Address) (City) (State) (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
OCT 1 1 2007
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Joseph Quattrocchi, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Joseph Matthews & Co., Inc., as of June 30, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Vice President

Title

Notary Public

MARLENE L. VAN NEST
NOTARY PUBLIC OF NEW JERSEY
My Commission Expires October 28, 2011

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**Joseph Matthews & Co., Inc.**
**Index to the Financial Statements**
**June 30, 2007**

Rosenberg Rich
Baker Berman
& C O M P A N Y

A PROFESSIONAL ASSOCIATION OF
CERTIFIED PUBLIC ACCOUNTANTS

380 Foothill Road • P.O. Box 6483 • Bridgewater, NJ 08807-0483
Phone: 908-231-1000 • FAX: 908-231-6894
Website: www.rrbb.com • E-Mail: info@rrbb.com



# Independent Auditors' Report

To the Board of Directors and Stockholders of
Joseph Matthews & Co., Inc.

We have audited the accompanying statement of financial condition of Joseph Matthews & Co., Inc. as of June 30, 2007 and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Security Exchange Act of 1934. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Joseph Matthews & Co., Inc. as of June 30, 2007 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supporting schedule, Computation of Net Capital, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Rosenberg Rich Baker Berman & Company

Bridgewater, New Jersey
August 27, 2007

**Joseph Matthews & Co., Inc.**
**Statement of Financial Condition**
**June 30, 2007**

| | |
|---|---|
| Assets | |
| Current Assets | |
| Cash | $ 1,039 |
| Receivable from clearing agent | 2,259 |
| Other receivables from mutual funds | 295 |
| Deposit with clearing agent | 37,250 |
| Prepaid expenses | 5,647 |
| Marketable securities, at fair market value, cost basis of $100,434 | 168,703 |
| Total Current Assets | 215,193 |
| Furniture and equipment, at cost, less accumulated depreciation of $37,921 | 2,259 |
| Other investments | 3,300 |
| Security deposits | 775 |
| Total Assets | 221,527 |
| Liabilities and Stockholders' Equity | |
| Liabilities | |
| Accounts payable and accrued expenses | 15,150 |
| Total Liabilities | 15,150 |
| Stockholders' Equity | |
| Common stock, no par value, 100 shares authorized; 35 shares issued; 33 shares outstanding | 442,501 |
| Additional paid in capital | 326,127 |
| Treasury stock, 2 common shares at cost | (20,000) |
| Retained (deficit) | (542,251) |
| Total Stockholders' Equity | 206,377 |
| Total Liabilities and Stockholders' Equity | $ 221,527 |

See notes to the financial statements.

**Joseph Matthews & Co., Inc.**
**Statement of Operations**
**Year Ended June 30, 2007**

| | |
|---|---|
| Revenues | |
| Commissions | $ 264,311 |
| Net dealer inventory and investment gains | 68,269 |
| Total Income | 332,580 |
| Expenses | |
| Officers' compensation | 91,000 |
| Office salary | 46,800 |
| Clearing expense | 45,266 |
| Trading expenses | 6,601 |
| Quote expenses | 1,436 |
| Licenses, dues and fees | 8,030 |
| Utilities | 1,560 |
| Professional fees | 8,800 |
| Communications | 10,088 |
| Office and postage | 14,243 |
| Rent | 10,164 |
| Payroll taxes | 10,775 |
| Insurance | 25,283 |
| Other operating expenses | 1,128 |
| Depreciation expenses | 1,205 |
| Contributions | 365 |
| Sales and travel expenses | 6,239 |
| Total Expenses | 288,983 |
| Net Income | $ 43,597 |

See notes to the financial statements.

**Joseph Matthews & Co., Inc.**
**Statement of Changes in Stockholders' Equity**
**Year Ended June 30, 2007**

| | Common Stock | Additional Paid In Capital | Treasury Stock | Retained (Deficit) | Total Stockholders' Equity |
|---|---|---|---|---|---|
| Balance at July 1, 2006 | $ 442,501 | $ 309,627 | $ (20,000) | $ (585,848) | $ 146,280 |
| Capital Contributions by Officers | - | 16,500 | - | - | 16,500 |
| Net Income | - | - | - | 43,597 | 43,597 |
| Balance at June 30, 2007 | $ 442,501 | $ 326,127 | $ (20,000) | $ (542,251) | $ 206,377 |

See notes to the financial statements.

**Joseph Matthews & Co., Inc.**
**Statement of Cash Flows**
**Year Ended June 30, 2007**

| | |
|---|---|
| Cash Flows From Operating Activities | |
| Net Income | $ 43,597 |
| Adjustments to Reconcile Net Income to Net Cash Used in Operating Activities: | |
| Depreciation expense | 1,205 |
| Gain on market value fluctuation of marketable securities | (68,269) |
| Changes in Assets and Liabilities | |
| Increase in receivable from clearing agent | (411) |
| Decrease in other receivables from mutual funds | 60 |
| Increase in prepaid expenses | (313) |
| Increase in accounts payable | 4,100 |
| Total Adjustments | (63,628) |
| Net Cash Used in Operating Activities | (20,031) |
| Cash Flows From Financing Activities | |
| Cash received for additional paid in capital | 16,500 |
| Net Cash Provided by Financing Activities | 16,500 |
| Net Decrease in Cash | (3,531) |
| Cash - July 1, 2006 | 4,570 |
| Cash - June 30, 2007 | $ 1,039 |

See notes to the financial statements.

## NATURE OF ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### Nature of Organization

Joseph Matthews & Co., Inc. is an introducing broker-dealer, located in New York, that places investment orders for clients throughout the country via an independent clearing agent. The Company is a member of the National Association of Securities Dealers, Inc. (NASD) and Securities Investor Protection Corporation (SIPC).

### Basis of Accounting

The Company employs the accrual method of accounting for both financial and income tax reporting purposes.

### Estimates and Uncertainties

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results, as determined at a later date, could differ from those estimates.

### Revenue Recognition

Customer securities transactions are recorded on a settlement date basis with related commission income and expenses also recorded on a settlement date basis. Securities transactions of the Company are recorded on a trade date basis.

Marketable securities are valued at fair market with the resulting realized difference between cost and market (or fair value) included in income. Fair market value fluctuations of securities maintained by the company are adjusted monthly with the resulting unrealized appreciation or depreciation included in the current income statement.

### Cash and Equivalents

For the purpose of the statement of cash flows, cash equivalents include time deposits, certificates of deposit and all highly liquid debt instruments with original maturities of three months or less.

### Deposit with Clearing Agent

The Company, per the terms of its clearing agreement, is required to maintain a restricted security deposit with its clearing broker. Such deposit amount is refundable to the Company upon termination of the agreement.

### Furniture and Equipment

Depreciation of furniture and equipment is computed using both straight line and accelerated methods using useful lives of five to fifteen years. Repairs and maintenance expenditures which do not extend the useful lives of the related assets are expensed as incurred.

### Advertising Costs

Advertising costs are charged to operations in the year incurred.

NATURE OF ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. Deferred income taxes arise from temporary differences resulting from income and expense items reported for financial accounting and tax purposes in different periods. Deferred taxes are classified as current or noncurrent, depending on the classification of the assets and liabilities to which they relate. Deferred taxes arising from temporary differences that are not related to an asset or liability are classified as current or noncurrent depending on the periods in which the temporary differences are expected to reverse. Deferred taxes are also recognized for operating losses that are available to offset future federal income taxes.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

RECEIVABLE FROM CLEARING AGENT

The Company clears all security transactions through its clearing agent. Amounts earned are reconciled monthly and paid in the subsequent month. As a result, the Company considers the amounts due from its clearing agent to be fully collectible, and accordingly, no allowance for doubtful accounts has been established.

MARKETABLE SECURITIES

Marketable securities owned by the Company consist of corporate equity trading and investment securities at market value.

OTHER INVESTMENTS

This represents the Company's ownership of warrants of a private placement offering. As of June 30, 2007, cost approximates fair value.

NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission (SEC) Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Also, the rules of the SEC provide that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At June 30, 2007, the Company had net capital of $168,946 which was $118,946 in excess of its required net capital of $50,000. The Company's net capital ratio was 0.09 to 1.

INCOME TAXES

The Company has available net operating loss carryforwards which may be used to reduce Federal and State taxable income and tax liabilities in future years as follows:

| Available Through | Net Operating Losses |
|---|---|
| 2016 | $ 48,762 |
| 2022 | 96,493 |
| 2023 | 96,255 |
| 2024 | 22,994 |
| 2025 | 11,763 |
| 2026 | 33,450 |
| Total | $ 309,717 |

The total deferred tax asset is as follows:

| | |
|---|---|
| Deferred tax asset | $ 105,000 |
| Valuation allowance | (105,000) |
| Net Deferred Tax Asset | $ - |

The valuation account decreased by $15,000 as of June 30, 2007 due to the use of these losses in the current year.

SUBSEQUENT EVENT

In August, 2007, the Company received a $35,000 one-time, special payment from the Financial Industry Regulatory Authority (FINRA) as a result of the consolidation of NASD and NYSE Member Regulation.

**Joseph Matthews & Co., Inc.**
**Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission**
**June 30, 2007**

| | |
|---|---|
| NET CAPITAL | |
| Total Stockholders' Equity | $ 206,377 |
| | |
| Total Capital and Allowable Subordinated Liabilities | |
| Deductions and/or Charges | |
| Non-allowable assets | |
| Petty cash | (143) |
| Prepaid expenses | (5,649) |
| Furniture and equipment | (2,259) |
| Other investments | (3,300) |
| Security deposits | (775) |
| Total Non-Allowable Assets | (12,126) |
| Net Capital Before Haircut on Securities Positions | 194,251 |
| Haircut on Marketable Securities | 25,305 |
| Net Capital | 168,946 |
| | |
| AGGREGATE INDEBTEDNESS | |
| Items included in statement of financial condition | |
| Accounts payable and accrued expenses | 15,150 |
| Total Aggregate Indebtedness | 15,150 |
| | |
| COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS | |
| Minimum net capital required (6 2/3% of total aggregate indebtedness) | 1,010 |
| Minimum dollar net capital requirement | 50,000 |
| Net Capital Requirement | 50,000 |
| Excess Net Capital | $ 118,946 |
| Ratio Aggregate Indebtedness to Net Capital | 0.09 to 1 |
| | |
| RECONCILIATION WITH COMPANY'S COMPUTATION | |
| (included in Part IIA of Form X-17a-5(a) as of June 30, 2007) | |
| Net capital, as reported in Company's Part IIA (Unaudited) FOCUS report | $ 168,417 |
| Net audit adjustments - accruals, depreciation | 529 |
| Net capital per above | $ 168,946 |

Rosenberg Rich
Baker Berman
& COMPANY
A PROFESSIONAL ASSOCIATION OF
CERTIFIED PUBLIC ACCOUNTANTS

380 Foothill Road • P.O. Box 6483 • Bridgewater, NJ 08807-0483
Phone: 908-231-1000 • FAX: 908-231-6894
Website: www.rrbb.com • E-Mail: info@rrbb.com



Independent Auditors' Report
On Internal Control Structure

The Board of Directors and Stockholders
of Joseph Matthews & Co., Inc.

In planning and performing our audit of the financial statements of Joseph Matthews & Co., Inc. as of and for the year ended June 30, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by Joseph Matthews & Co., Inc. including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g)(1), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. The Company introduces and forwards as a broker all transactions and accounts of customers to clearing brokers who carry such accounts on a fully disclosed basis; the Company handles no funds or securities of such customers. The Company effects transactions in securities for its own account through the clearing broker. Due to the nature of its business, the Company is exempt from rule 15c3-3 and various other SEC Rules and Regulations. Accordingly, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities. At June 30, 2007, the Company was in compliance with the conditions of its exemption from rule 15c3-3 and no facts came to our attention during our audit that indicated that such conditions had not been complied with during the year under review.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to above. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to above and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use

Rosenberg Rich
Baker Berman
& COMPANY
A PROFESSIONAL ASSOCIATION OF
CERTIFIED PUBLIC ACCOUNTANTS

or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objective referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2007 to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Rosenberg Rich Baker Berman & Company

Bridgewater, New Jersey
August 27, 2007

END